Exhibit 99.1

Borr Drilling Limited - Notice of Annual General Meeting 2022

The Annual General Meeting of Shareholders of Borr Drilling Limited (the "Company") will be held on September 30, 2022, in Bermuda.

A copy of the Notice of Annual General Meeting and Form of Proxy will be distributed to shareholders by normal distribution methods and is attached to this release. Associated information including the Company's Annual Report can be found on the Company's website www.borrdrilling.com.

Hamilton, Bermuda September 6, 2022

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.